NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

October 23, 2023

Patrick Fullem

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NxGen Brands, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed October 10, 2023
File No. 024-12325

Dear Mr. Fullem:

This is in response to the letter of comment of the Staff dated October 23, 2023, relating to the captioned Offering Statement on Form 1-A of NxGen Brands, Inc. (the “Company”). Each of the comments of the of the Staff is addressed below, seriatim:

Amendment No. 1 to Offering Statement on Form 1-A filed October 10, 2023

Use of Proceeds, page 16

1. We note your response to comment 4. Please clearly disclose whether or not any of the proceeds will be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries. Refer to Instruction 2 to Item 6 of Form 1-A.

Please be advised that the subject disclosure has been revised, in response to such comment.

Signatures, page 35

2. We note your response to comment 7 and reissue the comment in full. Please include the signature of your principal accounting officer. Refer to Instructions to Signatures of Form 1-A.

Please be advised the signature of the Company’s principal accounting officer has been included, in response to such comment.

_______________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member
cc: NxGen Brands, Inc.